Virax Biolabs Group Limited Announces $5 Million Private Placement

LONDON, December 3, 2025/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company dedicated to the advancement of immunology research and diagnostics, announced today that it has entered into definitive agreements for the purchase and sale of 12,500,000 ordinary shares (or ordinary share equivalents) and preferred investment options to purchase up to an aggregate of 12,500,000 ordinary shares at a purchase price of $0.40 per ordinary share and associated preferred investment option in a private placement .

The preferred investment options have an exercise price of $0.40 per ordinary share and will be exercisable immediately upon issuance for a period of five years from the effective date of the Initial Registration Statement (as defined below).

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from the private placement are expected to be $5 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the private placement for working capital and other general corporate purposes. The private placement is expected to close on or about December 4, 2025, subject to the satisfaction of customary closing conditions.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the investors, Virax agreed to file an initial registration statement (the “Initial Registration Statement”) with the SEC covering the resale of the ordinary shares to be issued to the investors (including the ordinary shares issuable upon the exercise of the any ordinary share equivalents and preferred investment options) and have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 45 days following the date of the agreement in the event of a "full review" by the SEC.

Effective as of the closing, the Company has agreed to (i) reduce the exercise price of those certain Series A Preferred Investment Options and Series B Preferred Investment Options issued to the investor on March 10, 2023 to the exercise price of the preferred investment options being issued in this offering and (ii) extend the term of such prior preferred investment options to expire at 5:00 p.m. (New York City time) on the five year anniversary of the effective date of the Initial Registration Statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is developing T cell-based test technologies with the intention of providing an immunology profiling platform. T cell testing can be particularly effective in the diagnosis and therapeutics of post-acute infection syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: the completion of the private placement; the satisfaction of customary closing conditions related to the private placement and the intended use of net proceeds from the private placement; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us, including market and other conditions. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2025. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

SOURCE Virax Biolabs Group Limited